June 2, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. John M. Ganley

Re:	SCS Hedged Opportunities Fund, LLC (the “Feeder Fund”);
SEC File No. 811-22404

SCS Hedged Opportunities Fund, LLC (the “Master Fund”)
SEC File No. 811-22403

Dear Mr. Ganley:

I am writing to follow up on our telephone conversation on June 1, 2010 regarding the amendments to registration statements on Form N-2 under the Investment Company Act of 1940 for the above-referenced funds (the “Registration Statements”).  As we discussed, the Feeder Fund intends to include in the Feeder Fund’s Registration Statement certain related performance information of a private fund also managed by SCS Capital Management, LLC (the “Adviser”) using substantially similar investment policies and strategies to those of the Master Fund and the Feeder Fund.  Attached hereto as Exhibit A is the disclosure relating to the private fund’s related performance and the related performance information, which the Feeder Fund intends to include in the amendment to its Registration Statement to be filed as soon as reasonably practicable.  The related performance information and disclosures are consistent with other recent precedent.

The responses to your letter dated April 12, 2010 will be filed separately as correspondence together with the amended Registration Statements.  If you have any questions or comments concerning the enclosed, please contact David C. Heaton at (617) 526-6365 or me at (617) 526-6502, counsel to the Fund.

Very truly yours,

/s/Timothy F. Silva
Timothy F. Silva

cc:	Peter H. Mattoon
Adrian Ketri, Esq.
David C. Heaton, Esq.

June 2, 2010

Exhibit A

The following disclosure is to be inserted in the “Summary” section of the Feeder Fund’s Registration Statement:

Related Performance
The Fund and Master Fund each have a limited operating history. Appendix B shows the investment performance of another private fund that is managed in a substantially similar manner as the Master Fund (the “Private Fund”).  The Private Fund, which commenced investment operations on November 1, 2005, was managed by the Adviser with the same investment personnel, including the same Portfolio Manager and Investment Committee and operated with substantially the same investment objectives, policies and strategies as the Fund and the Master Fund.  The information is provided to illustrate the experience and historic investment results obtained by the Adviser.  It does not represent the investment performance of the Fund or the Master Fund.  Prospective investors should carefully read the disclosure, including notes, that accompanies the investment performance data and charts in the Appendix.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE INVESTMENT RESULTS.

The following performance information and disclosures are to be included as Appendix B to the Feeder Fund’s Registration Statement:

Appendix B

RELATED PERFORMANCE

The performance information below is for a private investment vehicle managed by SCS Capital Management, LLC (the “Adviser”), which began investment operation in November 2005 (the “Private Fund”), and is not the performance of either SCS Hedged Opportunities Fund, LLC (the “Fund”) or the SCS Hedged Opportunities Master Fund, LLC (the “Master Fund”).  The Fund, Master Fund and Private Fund each have substantially the same investment objective and are managed by the Adviser using substantially the same investment strategies and policies.  The personnel of the Adviser who are responsible for managing the investment portfolios of the Fund and the Master Fund also manage the Private Fund.  The Adviser selects on behalf of the Private Fund various portfolio funds (“Portfolio Funds”) with which it will invest the Private Fund’s assets.  Because of the similarity of investment programs, as a general matter, the Adviser will consider participation by the Master Fund in substantially all appropriate investment opportunities that are under consideration by the Adviser for the Private Fund.  The Adviser will evaluate for the Master Fund and for the Private Fund a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Master Fund or the Private Fund at a particular time.  Because these considerations may differ for the Master Fund and the Private Fund in the context of any particular investment opportunity and at any particular time, the investment activities and future investment performance of the Master Fund and the Private Fund will differ.  In addition, the Master Fund will be limited by a number of reasons (i.e., Portfolio Fund capacity limitations, minimum investments or other investor eligibility limitations) into which Portfolio Funds the Master Fund may invest, therefore, the Portfolio Funds held by the Master Fund may not be identical to the Portfolio Funds held by the Private Fund, and therefore, the investment performance of Master Fund will be different from the investment performance of the Private Fund.

June 2, 2010

The following tables set forth monthly performance, cumulative performance and certain other performance information of the Private Fund and various indices since the inception of the Private Fund (November 1, 2005).  The returns shown for the Private Fund reflect the actual fees and expenses incurred by the Private Fund, which include a management fee of 1.00% and a performance allocation of 10% (subject to “hurdle” of T-Bill +5%).  The fees and expenses incurred by the Fund and Master Fund are higher than those of the Private Fund (but the Fund and Master Fund are not subject to a performance allocation or performance fee).  Accordingly, had the Private Fund’s performance record reflected the Fund’s and the Master Fund’s fees and expenses, the Private Fund’s returns shown in the tables may have been lower.  Furthermore, there are certain differences between the investment policies of the Fund and the Master Fund and the Private Fund.  Unlike the Fund and the Master Fund, the Private Fund is not subject to certain investment limitations imposed by applicable securities laws which, if applicable, may have adversely affected the Private Fund’s performance.  The future performance of the Fund, the Master Fund, the Private Fund and the various indices may differ.

The tables should be read in conjunction with the notes thereto.  Past performance does not guarantee future results.  Under no circumstances should the performance information of the Private Fund be viewed as a substitute for the performance information of the Fund or the Master Fund.

June 2, 2010

Private Fund Monthly Performance Since Inception1
Year	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD	HFRI FOF	S&P 500
2005											1.9%	1.3%	3.2%	3.7%	3.8%
2006	2.9%	-0.5%	1.7%	1.2%	-2.3%	-1.2%	-0.5%	1.3%	1.2%	2.3%	1.8%	1.7%	9.9%	10.4%	15.8%
2007	1.6%	1.2%	1.6%	2.3%	2.9%	0.8%	0.7%	-1.7%	1.7%	4.1%	-0.5%	0.8%	16.3%	10.3%	5.5%
2008	-2.4%	2.3%	-2.0%	0.1%	2.7%	1.0%	-3.3%	-1.0%	-4.7%	-3.8%	-0.2%	-1.8%	-12.4%	-21.4%	-37.0%
2009	3.7%	2.0%	-0.8%	-1.9%	2.7%	0.7%	0.2%	1.1%	1.3%	0.4%	1.0%	1.4%	12.3%	11.5%	26.5%
2010	-0.1%	0.7%	1.4%	0.2%									2.2%	2.5%	7.1%

See performance disclosure below.

Cumulative Returns1,

See performance disclosure below.

June 2, 2010

PERFORMANCE STATISTICS2
	Private Fund1	S&P 5003	Bar. Agg. 4	HFRI5
QTD	0.20%	1.58%	2.84%	0.98%
YTD	2.24%	7.05%	2.84%	2.48%
1 Year	11.42%	38.84%	8.30%	12.63%
3 Year	3.10%	-5.05%	6.32%	-1.90%
Since Inception (Ann.)	6.48%	1.76%	5.83%	2.83%
Since Inception (Cum.)	32.67%	8.17%	28.42%	13.36%
Avg. Monthly Return	0.54%	0.24%	0.48%	0.24%
Largest Monthly Return	4.07%	9.57%	3.73%	3.32%
Lowest Monthly Return	-4.66%	-16.79%	-2.36%	-6.54%
Largest Drawdown	-13.84%	-50.95%	-3.82%	-22.20%
Sharpe Ratio	0.56	-0.17	0.46	-0.01
Standard Deviation	6.44%	17.17%	3.70%	6.97%
Jensen's Alpha (Index = HFRI)	3.64%	-1.04%	2.95%	0.00%
Beta (Index = HFRI)	0.79	1.61	0.03	1.00
R2 (Index = HFRI)	74.49%	42.89%	0.28%	100.00%
_______________________

(1) The investment performance of the Private Fund is measured since inception of the Private Fund, which is November 1, 2005 and was prepared by the Adviser based on the following facts and assumptions: (i) performance figures reflect the reinvestment of dividends, distributions and other earnings, (ii) performance figures are net of fees and expenses of the Private Fund (management fee of 1% and performance allocation of 10%, subject to a “hurdle” of T-Bill+5%) and Portfolio Fund level management fees and incentive fees/allocations; and (ii) performance figures do not reflect the affect of applicable taxes.  The investment performance shown for the Private Fund since January 1, 2010 are based on estimated returns of the underlying Portfolio Funds and are subject to change.  For partial years, the performance allocation data for the Private Fund and the Portfolio Funds is reflected as if accrued and payable on a year-to-date basis as opposed to an annual basis.

(2) Investment performance in this chart is measured from the commencement of investment operations of the Private Fund which was in November 1, 2005.

(3) The Standard & Poor’s 500 Composite Index (S&P 500) is an unmanaged index of U.S. companies, generally representative of the U.S. stock market.  The S&P 500 does not reflect fees or expenses of any kind charged by the index.

(4) The Barclays Capital Aggregate Bond Index (the “Bar. Agg.”) is a market capitalization-weighted index, meaning the securities in the index are weighted according to the market size of each bond type.  The Bar. Agg. is an intermediate term index.  The average maturity as of December 31, 2009 was 4.57 years.  The Bar. Agg. does not reflect fees or expenses of any kind charged by the index.

June 2, 2010

(5) The HFRI Fund of Funds Composite Index (the “HFRI”) includes a representative group of various funds of funds, each of which invests with multiple managers and has an objective of reducing the risk associated with investments in a single manager.  It is an equal weighted index. There are no asset-size or track record length minimums required for inclusion.  Funds that close or stop reporting are included in the index up until the last reporting date. Both domestic and offshore funds are included in the index.  The HFRI, takes into account the fees and expenses charged by the portfolio funds comprising the index.